

Anthony Laney · 2nd

Co-Founder and CTO at Grazr

Chapel Hill, Tennessee, United States · 500+ connections ·

Contact info

Grazr

 **Atlantic Technical Ce**

Featured

SKILLS:
Hardware: HP Servers & Computers, NetApp, Dell Servers & Computers, Apple, Android Computers and Mobile devices, FortiClient, Firewalls, and Printers.

Software:
Office 365 & Active Directory 2007-2016, Windows 7,8,10, Cisco VPN, FortiClient VPN, Office 2007,2016, Forensics software IE Encase, FTK, Truecrypt, PGP Enterprise, FileSite, Change-Pro, Intapp Integration Builder, Wall Builder, Recommind Decisiv Email & Search, Workday, iCreate, Change Gear, Ki Systems, Ipro E-Discovery Suite, Landesk (Ivanti), NetDocuments, Ericom, SQL, Venio E-Discovery suite.

Teamwork, Flexibility, Cooperation, Communication
I work well in a team environment, am consistently flexible; accommodate changing of priorities and assignments; seek assistance when appropriate; regularly assist others; contribute to the goals of the job and group. I demonstrate effective verbal and written communication skills; I maintain a professional demeanor, treating others with respect; maintain a positive, productive working relationship with my peers.

EXPERIENCE:
Legility Data Solutions (Formally DSiCovery) September 2015 - Present

IT Operations Engineer (Aug 18 - Present)

Anthony Laney Resume.pdf

Activity

771 followers

 **Melissa "Rogo" Rogozinski well very close overall. I lived at the corner of 3r...**
Anthony replied to a comment

 **So much truth in this video.**
Anthony commented

 **Melissa "Rogo" Rogozinski well, how about over by the old mall or even in...**

 **Miami in the Brickell District**
Anthony commented

Anthony replied to a comment

See all activity

Experience

Co-Founder and CTO
Grazr · Self-employed
Aug 2019 – Present · 1 yr 7 mos
Middle Tennessee

Grazr is an online marketplace for buying and selling meats locally. The Grazr platform seamlessly links farmers, processors and consumers for more accessible, farm-fresh meats. A: farmers we experienced the headaches in bringing animals to local markets. Restrictions on sales, difficulty attracting new customers, not knowing how much to bring to market or which cuts made for a clumsy and expensive system. As consumers we were frustrated by the complexity, lack of variety and high costs of trying to find delicious, locally-raised meats. Graz is the solution. Farmers raising their best livestock. Processors making their best cuts. Families getting a variety of meats at the best value. Stitched together in a seamless online platform."



Systems Engineer
Innovative Computing Systems, Inc. · Full-time
Nov 2019 – Present · 1 yr 4 mos
Chapel Hill, TN



DSi/Counsel On Call is now Legility
4 yrs 2 mos

IT Operations Engineer
Jun 2018 – Oct 2019 · 1 yr 5 mos
Greater Nashville Area, TN

Job Summary:
The IT Operations Engineer primary role is to support All of Legility Enterprise software and infrastructure associated within the organization. Operation Engineer is also responsible for all designing and deploying architecture, and enhancements across organizational unit: ...see mor

Application Support Manager
Sep 2015 – Aug 2018 · 3 yrs
Greater Nashville Area, TN

Job Summary:
The Application Support Manager's primary role is to support DSi Enterprise E-Discovery software and the needs of all departments that use this software. This position also manages our software deployments and feature deployments with the application support role ...see mor

Co founder

Black Forest Apparel

2012 – Jan 2017 · 5 yrs

Greater Nashville Area, TN

We are an urban clothing and mix media company with a focus on sustainability. We use post consumer recycled products, biodegradable materials, organic cotton and hemp as well as environmentally friendly inks as much as possible. We want to bring you style without adding the carbon footprint.

...see mor



Pillsbury Winthrop Shaw Pittman LLP

6 yrs 7 mos



Application System Administrator

Jan 2015 – Aug 2015 · 8 mos

Nashville

Job Summary:

Application System Admin responsibilities are the upkeep, configuration, and reliable operation of servers; especially in our many multi-user environments. I work on a daily basis with externa vendors and internal applications administrators. I ensure that computer systems me ...see mor



iManage Administrator

Feb 2009 – Jun 2015 · 6 yrs 5 mos

Nashville, TN

Job Summary:

The DMS Administrator is responsible for developing functional and usability requirements for the IManage system, including performance standards; leading efforts with respect to conducting demonstrations of new product features and services; installing, configu ...see mor

Show 1 more role ⌄

Show 5 more experiences ⌄

Education

Atlantic Technical Center

Technology Support Services, telecommuication

2002 – 2004

I went to ATC for two studies 1. Technology Support Services 2. Telecommunication

---

Licenses & certifications

VenioOne Administrator certification

Venio Systems

Issued Mar 2019 · No Expiration Date

Credential ID VA-AL000080

See credential

Ipro Administrator

Ipro Tech

Issued Feb 2018 · No Expiration Date

EnCase Certification

ENCASE - H2020

Issued Apr 2009 · Expired Apr 2010

Volunteer experience

Beer Manager

Japan-America Society of Washington DC

Apr 2009 – Present · 11 yrs 11 mos

Arts and Culture

I was in charge of beer garden and money for the day of the event

---

Event Photographer

Japan-America Society of Washington DC

Apr 2010 – Present · 10 yrs 11 mos

Arts and Culture

I was one of four event photographer for the 2010 Sakura Matsuri festival



